Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 24, 2011

To the shareholders and the holders of Delhaize Group American Depositary Shares of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the extraordinary general meeting of shareholders to be held on Wednesday, April 27, 2011, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. If the quorum requirement is not satisfied on April 27, 2011, the amendments to the articles of association will be re-proposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 26, 2011 at 3:00 p.m., local time, at the same location, without any quorum requirement. Please note that the Company intends to hold this second extraordinary general meeting along with its ordinary general meeting.

Items 3 to 6, 8, 9 and 11 of the agenda propose to approve amendments conforming the articles of association of the Company to the Belgian law on the exercise of certain rights of shareholders in listed companies (the “Law on Shareholders’ Rights”). This legislation should enter into force on January 1, 2012. From the date of entry into force of this law, any provision of the articles of association of the Company that is not consistent with the Law on Shareholders’ Rights will become legally ineffective.

Holders of ordinary shares can validly express the vote attached to their shares at the April 27, 2011 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our web site at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the April 27, 2011 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com. These documents can also be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group SA/NV

Extraordinary General Meeting of Shareholders

April 27, 2011

Agenda

1.	Proposal to Amend the Article 9, of the Articles of Association of the Company	3

2.	Proposal to Amend the Article 19 of the Articles of Association of the Company	3

3.	Proposal to Amend the Article 29 of the Articles of Association of the Company	3

4.	Proposal to Amend the Article 30 of the Articles of Association of the Company	3

5.	Proposal to Amend the Article 31 of the Articles of Association of the Company	4

6.	Proposal to Amend the Article 32 of the Articles of Association of the Company	4

7.	Proposal to Amend the Article 33 of the Articles of Association of the Company	5

8.	Proposal to Amend the Article 34 of the Articles of Association of the Company	5

9.	Proposal to Amend the Article 36 of the Articles of Association of the Company	5

10.	Proposal to Amend the Article 38 of the Articles of Association of the Company	6

11.	Proposal to Amend the Article 39 of the Articles of Association of the Company	6

12.	Proposal to Remove the Article 47 of the Articles of Association of the Company	6

13.	Proposal to Amend the Provisional Measure of the Articles of Association of the Company	6

14.	Powers to Implement the Proposals	7

Item (1)

Proposal to Amend the Article 9

of the Articles of Association of the Company

Currently, the Board is authorized under the article 9 of the articles of association of the Company, for a period of two years from the shareholders’ meeting held on May 28, 2009, to purchase on behalf of the Company in the ordinary course of business a maximum of 10% of the outstanding Delhaize Group shares, at a per share purchase price no less than one Euro and at a maximum unit price not higher than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. For instance, the Board could make such purchases for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under article 9, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Belgian legislation allows the shareholders of the Company to authorize the Company to purchase its own shares up to a maximum of 20% of its issued share capital. This authorization cannot exceed 5 years.

The Board proposes that the shareholders approve an amendment to the article 9, third indent of the articles of association of the Company to grant authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares for a period of 5 years beginning on the date of the shareholders’ approval, at a per share purchase price no less than one Euro and no greater than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Proposal to Amend the Article 19

of the Articles of Association of the Company

Currently, there exist an audit committee and a remuneration and nomination committee within the Board, while article 19 of the articles of association of the Company contemplates only the creation of an audit committee by the Board. The existing remuneration and nomination committee of the Board has the authority that is legally conferred on a remuneration committee in Belgium.

The Board proposes to update the article 19 of the articles of association to reflect this.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (3)

Proposal to Amend the Article 29

of the Articles of Association of the Company

In accordance with the Law on Shareholders’ Rights, the articles of association of the Company must provide that one or more shareholders holding together at least 3 per cent of the share capital of the Company can request to put an item on the agenda of any shareholders’ meeting and table resolution proposals for items included or to be included on the agenda of a shareholders’ meeting.

The Board proposes to amend the article 29 of the articles of association accordingly and to merge the third and fourth indents of this article for clarification purposes.

The amendments proposed by the Board aim mostly to conform the article 29 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (4)

Proposal to Amend the Article 30

of the Articles of Association of the Company

The third indent of the article 30 of the articles of association provides that the convening notice of a shareholders’ meeting must include the items listed therein. As a result of recent changes in the Belgian legislation, this provision should include additional items and should consequently be amended. However, the Board believes that it is not necessary to keep this provision in the articles of association given that the content of the convening notice is established both by law and by market practices that are evolving over the years.

Therefore, the Board proposes to remove the third indent of the article 30 and to replace it with a provision that must be incorporated into the articles of association in accordance with the Law on Shareholders’ Rights. This new provision specifies that a copy of the documents that must be made available to registered shareholders of the Company must be sent to them along with the convening notice and that all shareholders are entitled to obtain a copy of these documents free of charge as from the date of the publication of this notice.

The amendments proposed by the Board aim mostly to conform the article 30 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (5)

Proposal to Amend the Article 31

of the Articles of Association of the Company

In accordance with the Law on Shareholders’ Rights, the articles of association of the Company must provide that the shareholders of the Company can attend the shareholders’ meeting and vote shares if these shares have been registered in their name on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary. Furthermore, to be compliant with the Law on Shareholders’ Rights, the articles of association should provide that shareholders must notify the Company of their intent to participate in the shareholders’ meeting, no later than six days before the date of the meeting. The title of article 31 should also be changed to reflect these amendments.

The amendments proposed by the Board aim mostly to conform the article 31 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (6)

Proposal to Amend the Article 32

of the Articles of Association of the Company

The article 32 of the articles of association of the Company provides that a shareholder can be represented at a shareholders’ meeting only by one proxy holder, whereas the Law on Shareholders’ Rights allows a shareholder to be represented at a shareholders’ meeting by two or more proxy holders in certain situations. For instance, the Law on Shareholders’ Rights permits a shareholder to appoint a separate proxy holder as regards shares held in separate securities accounts. In addition, in accordance with the Law on Shareholders’ Rights, the articles of association should provide that proxies must be received by the Company no later than six days before the date of the shareholders’ meeting.

The amendments proposed by the Board aim mostly to conform the article 32 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (7)

Proposal to Amend the Article 33

of the Articles of Association of the Company

The article 33 of the articles of association of the Company provides that the office of the shareholders’ meeting is chaired by the chairman of the Board and comprises a secretary (appointed by the chairman), two observers (appointed by the shareholders) and all directors of the Company who are attending the shareholders’ meeting.

While the Board believes that its chairman should continue to chair the shareholders’ meeting of the Company, the Board considers that the other directors of the Company should not hold a position as member of the office of the shareholders’ meeting because this is no longer in line with current corporate governance practices.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (8)

Proposal to Amend the Article 34

of the Articles of Association of the Company

The article 34 of the articles of association of the Company provides that the Board can adjourn any shareholders’ meeting in the course of such meeting, that the second shareholders’ meeting must be held within three weeks and that the attendance formalities accomplished in compliance with the articles of association to attend the first shareholders’ meeting remain valid for the second meeting. The article 34 allows shareholders who did not satisfy attendance formalities in respect of the first shareholders’ meeting to satisfy these formalities in respect of the second shareholders’ meeting.

These provisions are not consistent with the Law on Shareholders’ Rights given that, on the one hand, this legislation provides for a record date mechanism for each shareholders’ meeting and, on the other hand, this legislation requires that the second shareholders’ meeting be held within five weeks.

The amendments proposed by the Board aim mostly o conform the article 34 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (9)

Proposal to Amend the Article 36

of the Articles of Association of the Company

The articles of association of the Company allow shareholders who have complied with the attendance formalities set out in the articles of association to vote remotely at any shareholders’ meeting by correspondence.

In compliance with the Law on Shareholders’ Rights, the articles of association of the Company are proposed to be amended to provide that, where permitted by the convening notice and/or the articles of association, the shareholders who have complied with the attendance formalities set out in the articles of association can participate in the shareholders’ meeting by electronic means or vote remotely by correspondence or electronic means. Furthermore, the Board suggests to amend the last indent of the article 36 to take into account the record date mechanism that is proposed to be provided for in the article 31 of the articles of association (see item (5) above).

The amendments proposed by the Board aim mostly to conform the article 36 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (10)

Proposal to Amend the Article 38

of the Articles of Association of the Company

The Board proposes to remove the second, third, fourth and fifth indents of the article 38 of the articles of association, which are not consistent with the Law on Shareholders’ Rights, and to rename the title of this article accordingly.

The amendments proposed by the Board aim mostly to conform the article 38 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Proposal to Amend the Article 39

of the Articles of Association of the Company

The Board proposes to remove the third indent of the article 39 of the articles of association, which is not consistent with the Law on Shareholders’ Rights, and to amend the second indent of this article so as to provide that directors and auditors of the Company must answer questions of the shareholders in compliance with legal provisions in force.

The amendments proposed by the Board aim mostly to conform the article 39 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Remove the Article 47

of the Articles of Association of the Company

The article 47 of the articles of association has been incorporated therein on a temporary basis by decision of the shareholders’ meeting in 2008, so as to provide that the amendments approved by the same shareholders’ meeting in respect of the article 12 of the articles of association were effective as from September 1, 2008.

The Board proposes to remove the article 47 from the articles of association as this provisional provision is no longer relevant.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (13)

Proposal to Amend the Provisional Measure

of the Articles of Association of the Company

The provisional measure currently set out at the end of the articles of association provides that securities qualifying as “parts sociales” (‘equity share’) at the time of their issuance by the Company must be characterized as “actions” (“shares”). The Board believes that it is no longer necessary to keep this provisional measure in the articles of association. Consequently, the Board proposes to remove this provision from the articles of association.

Further, the Board suggests to include a new provisional measure in the articles of association to provide that the amendments to articles 29, 30, 31, 32, 34 and 36 of the articles of association, which all aim to conform the articles of association to the Law on Shareholders’ Rights, will enter into force on the ultimate date by which the articles of association must be amended pursuant to this law. The other amendments to the articles of association proposed by the Board will enter into force immediately upon their approval by the shareholders.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (14)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the extraordinary general meeting to be held at the

Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium,

on April 27, 2011 at 3:00 p.m. C.E.T.

1.	Amendment to the article 9 of the articles of association of the Company.

Proposed resolution: replace the third indent of article 9 of the articles of association with the following text:

“On April 27, 2011, the extraordinary general meeting authorized the board of directors to acquire up to ten percent of the outstanding shares of the company at a minimum unit price of one Euro and at a maximum unit price not higher than twenty percent above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the extraordinary general meeting of April 27, 2011 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.”

2.	Amendment to the article 19 of the articles of association of the Company.

Proposed resolution: replace the second indent of article 19 of the articles of association with the following text:

“The board of directors creates within the board an audit committee and a remuneration and nomination committee vested with the authority provided for by legal provisions in force in respect of an audit committee and a remuneration committee, respectively, and with such additional authority as may be determined by the board of directors.”

3.	Amendment to the article 29 of the articles of association of the Company.

Proposed resolution: move the fourth indent of article 29 of the articles of association to the end of the third indent of this article, and add a new indent in this article with the following text, immediately before the last indent thereof:

“One or more shareholders holding together at least 3 per cent of the share capital can request to put an item on the agenda of any shareholders meeting and table resolution proposals for items included or to be included on the agenda of a shareholders meeting, in compliance with legal provisions in force.”

4.	Amendment to the article 30 of the articles of association of the Company.

Proposed resolution: replace the third indent of article 30 of the articles of association with the following text:

“A copy of the documents that must be made available to registered shareholders is sent to them along with the convening notice. As from the date of the publication of this notice, all shareholders are entitled to obtain a copy of these documents free of charge, in accordance with legal provisions in force.”

5.	Amendment to the article 31 of the articles of association of the Company.

Proposed resolution: rename the title of article 31 of the articles of association into “Attendance Formalities” and replace this article with the following text:

“The rights of a shareholder to attend the shareholders meeting and to vote shares are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary.

Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the shareholders meeting, no later than six days before the date of the meeting.

The holders of bonds or subscription rights may attend the shareholders meeting with consultative vote if they have complied with the attendance formalities applicable to the shareholders.”

6.	Amendment to the article 32 of the articles of association of the Company.

Proposed resolution: replace the article 32 of the articles of association with the following text:

“All holders of securities entitled to vote may be represented by one or more proxy holders at the shareholders meeting, in compliance with legal provisions in force.

However, under age persons, certified persons, civil companies and commercial companies may be represented by their legal representatives or statutory bodies that, in turn, may be represented by one or more proxy holders, in compliance with legal provisions in force. Spouses are entitled to represent each other.

The board of directors may approve the form of the proxies. Proxies must be received by the company no later than six days before the date of the meeting.”

7.	Amendment to article 33 of the articles of association of the Company.

Proposed resolution: replace the second, third and fourth indents of the article 33 of the articles of association with the following text:

“The chairman appoints the secretary. The shareholders meeting may appoint two or more observers.”

8.	Amendment to the article 34 of the articles of association of the Company.

Proposed resolution: replace the second and third indents of the article 34 of the articles of association with the following text:

“The decision to adjourn a meeting cancels all decisions taken and the shareholders are reconvened within five weeks with the same agenda.

Formalities and proxies accomplished or delivered to the company in compliance with articles 31 and 32 for the purpose of the first meeting will not be valid for the second meeting. The board of directors will set a new record date for the second meeting for the purpose of article 31. The shareholders whose shares are registered in their name on this new record date will be entitled to attend the second meeting and to vote these shares upon satisfaction of the attendance formalities for the second meeting referred to in article 31.”

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9.	Amendment to the article 36 of the articles of association of the Company.

Proposed resolution: replace the fifth and sixth indents of the article 36 of the articles of association with the following text:

“If permitted by the convening notice, the shareholders who have complied with the attendance formalities referred to in article 31 can participate in the shareholders meeting by electronic means upon satisfaction of the conditions and formalities set out in the convening notice. This notice will provide indications as to the means used by the company to identify the shareholders participating by electronic means and whether they can take part to the deliberations of the shareholders meeting and/or ask questions.

The shareholders who have complied with the attendance formalities referred to in article 31 can vote remotely at any shareholders meeting by completing a form provided by the company, either by correspondence or, if permitted by the convening notice, by electronic means. Shares will be taken into account for the vote and the computation of the quorum only if the form provided by the company has been duly completed and returned to it no later than six days before the date of the meeting. Where the convening notice permits shareholders to vote remotely by electronic means, this notice will provide indications as to the means used by the company to identify the shareholders voting remotely.

An attendance list, which indicates the name of each shareholder and the number of shares registered for voting, is signed by each shareholder or its proxy holder before the meeting starts.”

10.	Amendment to the article 38 of the articles of association of the Company.

Proposed resolution: rename the title of article 38 of the articles of association into “Accounting year” and remove the second, third, fourth and fifth indents of this article.

11.	Amendment to the article 39 of the articles of association of the Company.

Proposed resolution: remove the third indent of the article 39 of the articles of association and replace the second indent of this provision with the following text:

“Directors and auditors answer the questions asked by shareholders, in compliance with legal provisions in force.”

12.	Removal of the article 47 of the articles of association of the Company.

Proposed resolution: remove the article 47 of the articles of association.

13.	Amendment to the provisional measure of the articles of association of the Company.

Proposed resolution: replace the provisional measure set out at the end of the articles of association with the following text:

“The amendments to articles 9, 19, 33, 38, 39 and 47 and to the provisional measure of these articles of association, as approved by the extraordinary shareholders meeting held on April 27, 2011, enter into force as of that date. The amendments to articles 29, 30, 31, 32, 34 and 36 of these articles of association, as approved by such extraordinary shareholders meeting, will enter into force on the ultimate date by which the articles of association of the Company must be amended pursuant to the Belgian law implementing Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, as such date will be set by such law.”

14.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

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Annex 2 to Exhibit 99.2

Voting Instructions
You can vote by Internet, Telephone or by Mail
Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.
All votes must be received by the Depositary prior to 10:00 A.M. (New York City time) on April 18, 2011
Vote by Internet
• Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
• Follow the instructions provided by the recorded message.
Vote by Mail
• Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the Postage-paid envelope provided.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐
4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐
5	☐	☐	☐	10.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

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+
1 U P X

01B12D

Extraordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Proposal to amend article 9 of the articles of association to authorize the board of directors, for a period of five (5) years, to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition.

2.	Proposal to amend article 19 of the articles of association to reflect that an audit committee and a remuneration and nomination committee exist within the board of directors.

3.	Proposal to amend article 29 of the articles of association to provide that one or more shareholders holding together at least 3 per cent of the share capital of the Company can request to put an item on the agenda of any shareholders’ meeting and table resolution proposals for items included or to be included on the agenda of a shareholders’ meeting, to conform this provision to the new Belgian law on shareholders’ rights.

4.	Proposal to amend article 30 of the articles of association to conform the convening formalities to the new Belgian law on shareholders’ rights.

5.	Proposal to rename article 31 of the articles of association into “Attendance Formalities” and to amend this provision by establishing a mandatory record date for holders of ordinary shares to vote at general meetings to conform to the new Belgian law on shareholders’ rights.

6.	Proposal to replace article 32 of the articles of association to conform the representation of shareholders by proxy holders to the new Belgian law on shareholders’ rights.

7.	Proposal to amend article 33 of the articles of association to align the constitution of the general meeting with current corporate governance practices.

8.	Proposal to amend article 34 of the articles of association to conform the adjournment process of general meetings to the new Belgian law on shareholders’ rights.

9.	Proposal to amend article 36 of the articles of association to conform the vote by correspondence process to the new Belgian law on shareholders’ rights and to grant the possibility, if the board of directors so decides, to implement a system of electronic remote voting.

10.	Proposal to amend article 38 of the articles of association to conform this provision to the new Belgian law on shareholders’ rights.

11.	Proposal to amend article 39 of the articles of association to conform the duty of the directors and the statutory auditor to answer the questions asked by shareholders to the new Belgian law on shareholders’ rights.

12.	Proposal to remove article 47 of the articles of association as this provisional provision is no longer relevant.

13.	Proposal to amend the provisional measure of the articles of association to set the entry into force of the amendments required by the new Belgian law on shareholders’ rights.

14.	Proposal to grant the board of directors the power to implement approved proposals.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Extraordinary General Meeting

to be held on April 27, 2011

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 18, 2011 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	March 14, 2011.
Meeting Specifics:	Extraordinary General Meeting - April 27, 2011 at 3:00 P.M. (local time) at the Corporate Support Office of the Company, Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such owner’s ADSs to a blocked account with The Depository Trust Company for the account of the Depositary. The ADSs shall remain in such blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the applicable owner.

By delivering voting instructions to the Depositary (whether by Internet, Telephone or Mail), the holder of the ADSs will be instructing to “block” the ADSs in the name of the holder on the books of the Depositary until the day after the meeting at which the voting rights are exercised by the Depositary in accordance with the voting instructions. If after the delivery of the voting instructions you instruct the Depositary to transfer your ADSs, the Depositary will consider the voting instructions revoked and the Depositary will not vote the Deposited Securities represented by your ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 4 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to Be Held on April 27, 2011

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the April 27, 2011 Extraordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email of copy of these documents you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by writing to the address below. Alternatively, you can contact the Delhaize Group ADR Shareholder Services line at 1-877-853-2191 to request a copy of the documents.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000